Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review. The unaudited information included with this review is derived from our preliminary internal financial reports and is subject to revision based on the completion of our year-end processes necessary to finalize our audited financial statements as of and for the year ended December 31, 2021.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of December 31, 2021, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 54 localized websites and apps available in 32 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended December 31,			Twelve months ended December 31,
	2021	2020	Δ Y/Y	2021	2020	Δ Y/Y
Total revenue	89.1	32.3	176%	361.4	248.9	45%
Qualified Referrals (in millions)	62.4	40.6	54%	282.2	240.6	17%
Revenue per Qualified Referral (in €)	1.34	0.73	84%	1.24	0.99	25%
Operating income/(loss)	13.2	(9.3)	n.m.	10.1	(252.7)	n.m.
Net income/(loss)	15.2	(8.6)	n.m.	10.7	(245.4)	n.m.
Return on Advertising Spend	198.6%	260.5%	(61.9) ppts	156.3%	158.9%	(2.6) ppts
Adjusted EBITDA(1)	19.6	(3.4)	n.m.	34.6	(12.3)	n.m.
n.m. not meaningful
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 20 to 21 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
Despite the continued progress made in respect of vaccination programs against COVID-19 in Europe and North America, spikes in cases have occurred globally with particular severity in the winter of 2021-22 with the emergence of the Omicron variant. It appears, however, that even with the substantial uptick in cases, the COVID-19 virus has mutated in such a way that it is causing less severe infections, resulting in the imposition of fewer restrictive measures than had been in place in the winter of 2020-21. Referral Revenue, Qualified Referrals and Revenue per Qualified Referral have recovered significantly in the fourth quarter of 2021 compared to the same period in 2020, reflecting substantial increases in traffic volumes, particularly in Developed Europe and Americas. Additionally, we took advantage of a COVID-19 subsidy program and received a €12.0 million payment in the fourth quarter of 2021 from the German government, recognized as other income. The German government provided this assistance to compensate for losses incurred in the fourth quarter of 2020 and the first half in 2021 as a result of the pandemic.

Many governments are moving towards accepting COVID-19 as endemic, and we expect them to continue to gradually lighten the restrictive measures that remain in place. We believe that travel demand could bounce back as early as the spring of 2022 in most of our important markets, although we do not expect that travel will return to 2019 levels and patterns any time soon. Some parts of our business, such as business travel and city trips, continue to be substantially below pre-pandemic levels. In addition, the travel industry faces a significant labor shortage that we believe will prevent supply and service levels from returning to pre-pandemic levels in the near future.

Our ultimate financial performance will depend on a number of factors relating to the world’s continued emergence from the COVID-19 pandemic, including the threat of future variants of the virus that could prove deadlier or more contagious. Should our recovery from the pandemic progress more slowly than we have assumed or we suffer greater setbacks, this will likely have a significant adverse effect on our future financial performance. For further detail, see the risk factors relating to the COVID-19 pandemic in the Annual Report on Form 20-F referred to above.

In making the comparisons below, we note that the COVID-19 pandemic had a drastic and unprecedented impact on our operating results starting in 2020, resulting in a 81% decline in Referral Revenue in the fourth quarter of 2020 compared to the same period of 2019. Our business levels in 2021 continue to be significantly below 2019 levels.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis and continue to onboard additional advertisers to CPA billing.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the fourth quarter of 2021 the most significant countries by revenue in that segment were Japan, Australia, Malaysia, India and Turkey.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions, such as display advertisements and white label services, and from subscription fees earned from advertisers for the trivago Business Studio PRO Package. These revenues do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended December 31,				Twelve months ended December 31,
	2021	2020	Δ €	Δ %	2021	2020	Δ €	Δ % Y/Y
Americas	€36.2	€13.0	23.2	178%	€140.1	€89.3	50.8	57%
Developed Europe	35.7	8.2	27.5	335%	163.7	102.9	60.8	59%
Rest of World	11.9	8.3	3.6	43%	45.6	46.1	(0.5)	(1)%
Total Referral Revenue	€83.7	€29.5	54.2	184%	€349.4	€238.4	111.0	47%
Other revenue	5.4	2.9	2.5	86%	12.0	10.6	1.4	13%
Total revenue	€89.1	€32.3	56.8	176%	€361.4	€248.9	112.5	45%
Note: Some figures may not add due to rounding. During the fourth quarter 2021, we reclassified certain prior quarter amounts to conform to the current period presentation. The amounts reclassified were not significant and had no impact in total revenue.

Total revenue increased by €56.8 million, or by 176%, during the fourth quarter of 2021 compared to the same period in 2020. Total revenue increased by €112.5 million, or by 45%, during the twelve months ended December 31, 2021, compared to the same period in 2020.

In the fourth quarter of 2021, Referral Revenue increased to €36.2 million, €35.7 million and €11.9 million or by 178%, 335% and 43% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020. In the twelve months ended December 31, 2021, Referral Revenue increased to €140.1 million and €163.7 million in Americas and Developed Europe respectively, while it decreased to €45.6 million in RoW.

During the fourth quarter of 2021, the increase in Referral Revenue was mostly driven by an increase in Qualified Referrals and Revenue per Qualified Referral (RPQR) across all segments, particularly in Developed Europe. In the twelve months ended December 31, 2021, Referral Revenue increased due to increases in Qualified Referrals and RPQR in Americas and Developed Europe, while Qualified Referrals and RPQR in RoW remained virtually flat compared to the twelve months ended December 31, 2020.

Other revenue increased by €2.5 million, or 86%, during the fourth quarter of 2021, and increased by €1.4 million, or 13%, during the twelve months ended December 31, 2021, mainly driven by increased revenue from our B2B solutions compared to the same periods in 2020.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended December 31,				Twelve months ended December 31,
	2021	2020	Δ	Δ %	2021	2020	Δ	Δ % Y/Y
Americas	20.4	15.7	4.7	30%	82.6	70.5	12.1	17%
Developed Europe	23.3	9.7	13.6	140%	119.6	90.9	28.7	32%
Rest of World	18.6	15.3	3.3	22%	80.0	79.2	0.8	1%
Total	62.4	40.6	21.8	54%	282.2	240.6	41.6	17%
Note: Some figures may not add due to rounding.

In the fourth quarter of 2021, total Qualified Referrals increased by 54% as Qualified Referrals increased by 30%, 140% and 22% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020. The period-over-period increase in Qualified Referrals was due to increased traffic volumes, primarily a result of the easing of mobility restrictions put in place as a result of the COVID-19 pandemic, particularly in Developed Europe. The increase in Developed Europe was more pronounced than in Americas and RoW due to stricter COVID-19 restrictions in this segment during the fourth quarter of 2020.

During the twelve months ended December 31, 2021, total Qualified Referrals increased by 17% compared to the same period in 2020. Qualified Referrals increased by 17%, 32% and 1% in Americas, Developed Europe and RoW compared to the same period in 2020. The increase in Qualified Referrals in Americas and Developed Europe mostly resulted from significant increases in traffic volumes starting in the second quarter of 2021, reflecting the easing of COVID-19 related mobility restrictions in those geographic markets. In RoW, Qualified Referrals remained almost unchanged as traffic volumes continued to be muted in certain geographic markets, particularly in Asia, reflecting the persistence of mobility restrictions.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended December 31,			Twelve months ended December 31,
	2021	2020	Δ %	2021	2020	Δ % Y/Y
Americas	€1.77	€0.83	113%	€1.70	€1.27	34%
Developed Europe	1.53	0.85	80%	1.37	1.13	21%
Rest of World	0.64	0.54	19%	0.57	0.58	(2)%
Consolidated RPQR	€1.34	€0.73	84%	€1.24	€0.99	25%

In the fourth quarter of 2021, consolidated RPQR increased by 84% as RPQR increased by 113%, 80% and 19% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020. In the three months ended December 31, 2021, RPQR improved particularly in Americas and Developed Europe, where most advertisers increased their bids on our marketplace significantly compared to the same period in 2020. In RoW, our advertisers remained cautious reflecting the muted travel demand and mobility restrictions in many geographical markets, particularly in Asia.

In the twelve months ended December 31, 2021, consolidated RPQR increased by 25% as RPQR increased by 34% and 21% in Americas and Developed Europe respectively, while it declined in RoW by 2% compared to the same period in 2020. The increase in RPQR in the twelve months ended December 31, 2021, was mainly driven by higher bidding levels in Americas and Developed Europe starting in the second quarter of 2021. In RoW, RPQR continued to be negatively impacted by mobility restrictions, particularly in many Asian geographical markets.

Advertiser Concentration
We generate the large majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 33% and 26% in the fourth quarter of 2021 and in the twelve months ended December 31, 2021, respectively, compared to 17% and 28%, respectively, in the same periods in 2020. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 49% and 55% in the fourth quarter of 2021 and in the twelve months ended December 31, 2021, respectively, compared to 57% and 46% in the same periods in 2020.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended December 31,			Twelve months ended December 31,
	2021	2020	Δ ppts	2021	2020	Δ ppts
ROAS
Americas	209.6%	262.7%	(53.1) ppts	148.9%	156.8%	(7.9) ppts
Developed Europe	183.5%	253.3%	(69.8) ppts	153.0%	169.3%	(16.3) ppts
Rest of World	217.7%	264.4%	(46.7) ppts	202.9%	143.2%	59.7 ppts
Consolidated ROAS	198.6%	260.5%	(61.9) ppts	156.3%	158.9%	(2.6) ppts

In the fourth quarter of 2021, consolidated ROAS was 198.6%, compared to 260.5% in the same period in 2020. ROAS decreased to 209.6%, 183.5% and 217.7% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2020. The decrease across all segments was mainly driven by a significant increase in Advertising Spend made in response to the increase in travel demand mentioned above. In the fourth quarter of 2020, we had kept Advertising Spend at a minimum due to the severe COVID-19 situation particularly in Americas and Developed Europe. In the fourth quarter of 2021, Advertising Spend increased by €12.4 million, €16.2 million and €2.4 million in Americas, Developed Europe and RoW, respectively.

In the twelve months ended December 31, 2021, consolidated ROAS decreased to 156.3%, compared to 158.9% in the same period in 2020. ROAS decreased by 7.9 ppts and 16.3 ppts in Americas and Developed Europe, respectively, because of a significant increase in Advertising Spend since the second quarter of 2021, made in response to the increase in travel demand mentioned above. In RoW, ROAS increased by 59.7 ppts in the twelve months ended December 31, 2021, compared to the same period in 2020. This increase was driven by a significant reduction in Advertising Spend in 2021 that more than offset the declines in Qualified Referrals and RPQR, particularly in Asia, where many markets continue to be subject to significant mobility restrictions as a result of the COVID-19 pandemic. In the twelve months ended December 31, 2021, Advertising Spend increased by 65.1% and 76.0% in Americas and Developed Europe, while it decreased by 30.1% in RoW compared to the same period in 2020.

Expenses
Expenses by cost category (€ millions)

	Costs and expenses			As a % of revenue
	Three months ended December 31,			Three months ended December 31,
	2021	2020	Δ %	2021	2020	Δ in ppts
Cost of revenue	€2.8	€2.0	40%	3%	6%	(3)%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	50.1	17.5	186%	56%	54%	2%
of which share-based compensation	0.3	0.3	—%
Technology and content	13.2	13.6	(3)%	15%	42%	(27)%
of which share-based compensation	1.0	0.7	43%
General and administrative	9.7	8.6	13%	11%	27%	(16)%
of which share-based compensation	2.8	2.7	4%
Amortization of intangible assets	0.0	0.0	—%	0%	0%	—%
Total costs and expenses	€75.8	€41.7	82%	85%	129%	(44)%

	Costs and Expenses			As a % of Revenue
	Twelve months ended December 31,			Twelve months ended December 31,
	2021	2020	Δ % Y/Y	2021	2020	Δ in ppts
Cost of revenue	€11.5	€10.1	14%	3%	4%	(1)%
of which share-based compensation	0.3	0.2	50%
Selling and marketing	249.2	178.3	40%	69%	72%	(3)%
of which share-based compensation	1.1	1.2	(8)%
Technology and content	52.4	64.3	(19)%	15%	26%	(11)%
of which share-based compensation	3.9	3.8	3%
General and administrative	38.2	40.9	(7)%	11%	16%	(5)%
of which share-based compensation	12.0	9.9	21%
Amortization of intangible assets	0.1	0.4	(75)%	0%	0%	—%
Impairment of goodwill	—	207.6	100%	—%	83%	(83)%
Total costs and expenses	€351.4	€501.6	(30)%	97%	202%	(105)%

Cost of revenue
In the fourth quarter of 2021, cost of revenue increased by €0.8 million to €2.8 million, or 40%, period-over-period, and in the twelve months ended December 31, 2021, increased by €1.4 million to €11.5 million, or 14%, period-over-period, mainly due to higher cloud-related service provider costs for both periods.

Selling and marketing
Selling and marketing expense was 56% of total revenue in the fourth quarter of 2021, compared to 54% in the same period in 2020.

In the fourth quarter of 2021, selling and marketing expense increased by €32.6 million, or by 186%, period-over-period to €50.1 million, of which €42.2 million, or 84%, was Advertising Spend. Advertising Spend increased to €17.3 million, €19.4 million and €5.5 million in Americas, Developed Europe and RoW, respectively, compared to €4.9 million, €3.2 million and €3.1 million in the same period in 2020. These increases were primarily made in response to the increase in travel demand mentioned above. Many geographic markets in our RoW segment continued to be affected by the COVID-19 pandemic and related mobility restrictions and accordingly, we kept our marketing activities in those markets at a comparably lower level compared to the geographic markets in our other segments.

In the twelve months ended December 31, 2021, selling and marketing expense increased by 40% to €249.2 million compared to the same period in 2020. Advertising Spend increased by €37.1 million and €46.2 million or by 65% and 76% in Americas and Developed Europe, respectively, while RoW decreased by €9.7 million or by 30%. In Americas and Developed Europe, we increased our Advertising Spend significantly, reflecting the increase in travel demand starting in the second quarter of 2021. In RoW, many geographic markets were adversely affected by the COVID-19 pandemic and related mobility restrictions, and therefore, our marketing activities in those markets were lower than in the markets included in our other segments.

In the fourth quarter of 2021, other selling and marketing expense increased by €1.7 million to €7.9 million, or 27%, period-over-period, and in the twelve months ended December 31, 2021, decreased by €2.7 million to €25.6 million, or 9.5%, period-over-period.

The increase in the fourth quarter of 2021 was primarily driven by expenses incurred to acquire traffic and by higher digital sales tax expenses compared to the same period in 2020.

The decrease in the twelve months ended December 31, 2021 in other selling and marketing expense was primarily driven by lower personnel costs of €5.2 million, resulting mainly from lower headcount and the non-recurrence of restructuring costs compared to the same period in 2020. The decrease was further driven by lower office-related expenses (see "Costs across multiple categories" below), and partly offset by higher digital sales tax expenses and expenses incurred to acquire traffic.

Technology and content
In the fourth quarter of 2021, technology and content expense decreased by €0.4 million to €13.2 million, or 3%, period-over-period, and in the twelve months ended December 31, 2021, decreased by €11.9 million to €52.4 million, or 19%, period-over-period.

The decrease in the fourth quarter of 2021 was primarily driven by lower third-party IT service provider costs of €0.5 million, mainly due to the reallocation of third-party cloud-related service provider costs from cost of revenue in the fourth quarter of 2020. The decrease was further driven by lower office related costs resulting from the consolidation of our office locations, see "Costs across multiple categories" below. It was partly offset by higher share-based compensation expense.

During the twelve months ended December 31, 2021, the decrease in technology and content expense was primarily driven by lower personnel costs of €7.4 million, resulting mainly from lower average headcount and the non-recurrence of restructuring costs compared to the same period in 2020. The decrease was further driven by lower office-related expenses and lower depreciation expense resulting mainly from the consolidation of our office locations, and by a gain realized in the first quarter of 2021 on the modification of the lease for our Düsseldorf campus, see "Costs across multiple categories" below. These were partly offset by higher third-party IT service provider costs.

General and administrative
In the fourth quarter of 2021, general and administrative expense increased by €1.1 million to €9.7 million, or 13%, period-over-period, and in the twelve months ended December 31, 2021, decreased by €2.7 million to €38.2 million, or 7%, period-over-period.

The increase in the fourth quarter of 2021 was primarily driven by higher professional fees and other expenses of €0.8 million, mostly driven by higher consulting and legal expenses, and by higher personnel costs.

The decrease in the twelve months ended December 31, 2021 was primarily driven by lower personnel costs of €3.2 million, resulting mainly from the non-recurrence of restructuring costs and lower average headcount compared to the same period in 2020. The decrease was further driven by lower professional fees and other expenses of €1.7 million, as other expenses in 2020 included the impact of a cyber-related fraud case. This was partly offset by an increase in share-based compensation expense of €2.1 million.

Costs across multiple categories
In 2020 we undertook a restructuring, making significant headcount reductions and consolidating our office locations, all in response to the contraction in our business caused by the COVID-19 pandemic. We also reduced our office space in Düsseldorf and recorded a €1.2 million gain on the campus lease modification in the first quarter of 2021.

As a result of the reduction of the Düsseldorf office space and of the consolidation of our office locations, office expense decreased by €0.5 million and €3.8 million in the fourth quarter of 2021 and in the twelve months ended December 31, 2021, respectively, compared to the same periods in 2020.

Office space reductions were also the main driver for the decrease in our depreciation expense of €0.4 million in the fourth quarter of 2021 and of €2.3 million in the twelve months ended December 31, 2021, compared to the same periods in 2020.

As a result of the headcount reductions, personnel costs included restructuring costs of €0.1 million in the fourth quarter of 2020 and €6.3 million in the twelve months ended December 31 2020. No restructuring costs related to personnel were incurred in twelve months ended December 31, 2021.

Share-based compensation increased by €0.5 million to €4.2 million in the fourth quarter of 2021, and by €2.2 million to €17.3 million in the twelve months ended December 31, 2021 compared to the same periods in 2020.

Amortization of intangible assets
Amortization of intangible assets was €34 thousand in the fourth quarter of 2021, compared to nil in the same period in 2020 as we started to amortize the intangible assets acquired in the weekengo GmbH acquisition.

In the twelve months ended December 31, 2021, amortization of intangible assets was €0.1 million compared to €0.4 million in the same period in 2020, as the intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013 were fully amortized at the end of the first quarter of 2020.

Impairment of goodwill
There was no impairment charge recorded in the twelve months ended December 31, 2021. We recorded an impairment charge of €207.6 million in the first quarter of 2020, consisting of €107.5 million in Americas, €82.5 million in Rest of World, and €17.6 million in Developed Europe.

Income taxes
Income tax expense was €10.5 million in the fourth quarter ended December 31, 2021, compared to an income tax benefit of €1.1 million in the fourth quarter ended December 31, 2020. The total weighted average tax rate was 33.0%, which was mainly driven by the German statutory tax rate of approximately 31%. Our effective tax rate this quarter was 40.9% compared to 12.5% in the fourth quarter in 2020. The difference between the weighted average tax rate of 33.0% and the effective tax rate of 40.9% in the fourth quarter of 2021 is primarily attributable to share-based compensation expense, which is non-deductible for tax purposes.
Income tax expense was €12.6 million in the twelve months ended December 31, 2021, compared to an income tax benefit of €8.5 million in the twelve months ended December 31, 2020. Our effective tax rate was 54.0% compared to 3.4% for the comparative period. The difference between the weighted average tax rate and the effective tax rate for the twelve months ended December 31, 2021, is primarily attributable to the impact of the share-based compensation expense, which is non-deductible for tax purposes. Whereas for the twelve months ended December 31, 2020, the difference between the weighted average tax rate and the effective tax rate was attributable to the impact of the goodwill impairment and the share-based compensation expense.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €2.9 million as of December 31, 2021. A liability for these tax benefits was included under other long-term liabilities in the unaudited condensed consolidated financial statements.

Net Income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended December 31,			Twelve months ended December 31,
	2021	2020	Δ €	2021	2020	Δ €
Operating income/(loss)	€13.2	€(9.3)	22.5	€10.1	€(252.7)	262.8
Other income/(expense)
Interest expense	(0.1)	(0.1)	—	(0.4)	(0.3)	(0.1)
Other, net	12.6	0.8	11.8	13.6	(0.2)	13.8
Total other income/(expense), net	€12.6	€0.7	11.9	€13.2	€(0.5)	13.7

Income/(loss) before income taxes	25.7	(8.7)	34.4	23.3	(253.1)	276.4
Expense/(benefit) for income taxes	10.5	(1.1)	11.6	12.6	(8.5)	21.1
Income/(loss) before equity method investment	€15.2	€(7.6)	22.8	€10.7	€(244.6)	255.3
Loss from equity method investment	—	(1.1)	1.1	—	(0.7)	0.7
Net income/(loss)	€15.2	€(8.6)	23.8	€10.7	€(245.4)	256.1

Adjusted EBITDA(1)	€19.6	€(3.4)	23.0	€34.6	€(12.3)	46.9
Note: Some figures may not add due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 20 to 21 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Net income in the fourth quarter of 2021 was €15.2 million as compared to a net loss of €8.6 million in the fourth quarter of 2020. The increase was driven by the recovery of our Referral Revenue and by a €12.0 million COVID-19 subsidy received from the German government in the fourth quarter of 2021 recognized as other income. Net income in the twelve months ended December 31, 2021 was €10.7 million as compared to a net loss of €245.4 million in the twelve months ended December 31 2020. The increase was mainly driven by the non-recurrence of goodwill impairment charges of €207.6 million recorded in the first quarter of 2020.

Adjusted EBITDA increased by €23.0 million to €19.6 million in the fourth quarter of 2021 compared to the same period in 2020, driven by operating income. In the twelve months ended December 31, 2021, Adjusted EBITDA increased by €46.9 million, compared to the same period in 2020 to a profit of €34.6 million, mostly driven by an increase in Referral Revenue by €111.0 million, partly offset by an increase in Advertising Spend by €73.6 million. Reductions in operating expenses (excluding Advertising Spend) related to the restructuring of our organization in the prior year further contributed to the increase in Adjusted EBITDA in the twelve months ended December 31, 2021.

In the twelve months ended December 31, 2021, a €1.2 million gain on the campus lease modification is excluded from Adjusted EBITDA. The gain is considered as a reconciling adjustment within the certain other items reconciling line as shown in the "Tabular Reconciliations for Non-GAAP Measures" on pages 20 to 21 herein.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €256.7 million as of December 31, 2021. The total included €256.4 million in current assets and €0.3 million of long-term restricted cash in other long-term assets in the balance sheet. As of December 31, 2020, total cash, cash equivalents and restricted cash were €210.8 million.

The increase of €45.9 million during the twelve months ended December 31, 2021 was mostly driven by positive cash flows from operating activities of €32.5 million. These were mainly driven by net income adjusted by non-cash items of €42.9 million in the twelve months ended December 31, 2021, a €12.0 million COVID-19 subsidy received from the German government in the fourth quarter of 2021, and partly offset by negative changes in operating assets and liabilities of €10.3 million. Changes in operating assets and liabilities were primarily due to an increase in accounts receivable of €25.8 million resulting mostly from higher revenues in the fourth quarter of 2021 compared to fourth quarter of 2020, that was partly offset by an increase in tax payable of €8.6 million and in accounts payable of €6.9 million.

Non-cash items included in the net income of €10.7 million consisted of share-based compensation of €17.3 million, deferred income taxes of €8.9 million and depreciation of €8.2 million, partly offset by foreign exchange gains of €1.6 million and by a gain of €1.2 million from the modification of the lease for our campus in Düsseldorf in the first quarter of 2021.

Positive cash flows from investing activities further increased our cash position by €10.0 million, mainly due to €19.3 million proceeds from sale and maturity of investments during the twelve months ended December 31, 2021. These were partially offset by a €4.3 million net cash outflow for a business acquisition in the first quarter of 2021 and a €3.8 million net cash outflow related to capital expenditures including internal-use software and website development during the twelve months ended December 31, 2021.

Our current ratio decreased from 7.5 as of December 31, 2020 to 7.3 as of December 31, 2021 as the relative increase in our current liabilities was higher than the increase in our current assets compared to December 31, 2020.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of December 31, 2021	As of December 31, 2020
Current assets:
Cash and cash equivalents	€256,378	€208,353
Restricted cash	—	103
Accounts receivable, net of allowance for credit losses of €658 and €348 at December 31, 2021 and December 31, 2020, respectively	23,707	11,642
Accounts receivable, related party	16,506	2,969
Short-term investments	—	19,448
Tax receivable	3,527	7,839
Prepaid expenses and other current assets	10,273	10,438
Total current assets	310,391	260,792

Property and equipment, net	15,905	26,682
Operating lease right-of-use assets	48,323	86,810
Deferred income taxes	26	1
Other long-term assets	3,250	4,399
Intangible assets, net	170,085	169,550
Goodwill	286,539	282,664
TOTAL ASSETS	€834,519	€830,898

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€14,053	€6,755
Income taxes payable	4,358	102
Deferred revenue	2,174	2,750
Payroll liabilities	3,289	2,983
Accrued expenses and other current liabilities	16,323	14,934
Operating lease liability	2,269	7,188
Total current liabilities	42,466	34,712

Operating lease liability	45,267	85,979
Deferred income taxes	49,810	42,176
Other long-term liabilities	3,192	3,514

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 96,704,815 and 55,967,976 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	5,802	3,358
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 261,962,688 and 298,187,967 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	157,178	178,913
Reserves	835,839	798,017
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	36	4
Accumulated deficit	(427,378)	(438,082)
Total stockholders' equity	693,784	664,517
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€834,519	€830,898

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Revenue	€61,363	€27,212	€270,110	€181,491
Revenue from related party	27,763	5,132	91,355	67,430
Total revenue	89,126	32,344	361,465	248,921

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	2,817	2,021	11,500	10,133
Selling and marketing, including related party (1)(2)(3)	50,119	17,478	249,196	178,255
Technology and content, including related party (1)(2)(3)	13,235	13,563	52,374	64,258
General and administrative, including related party (1)(2)(3)	9,739	8,619	38,208	40,935
Amortization of intangible assets (2)	34	—	136	373
Impairment of goodwill	—	—	—	207,618
Operating income/(loss)	13,182	(9,337)	10,051	(252,651)

Other income/(expense)
Interest expense	(81)	(120)	(389)	(270)
Other, net	12,643	803	13,628	(212)
Total other income/(expense), net	12,562	683	13,239	(482)

Income/(loss) before income taxes	25,744	(8,654)	23,290	(253,133)
Expense/(benefit) for income taxes	10,539	(1,085)	12,586	(8,494)
Income/(loss) before equity method investment	15,205	(7,569)	10,704	(244,639)
Loss from equity method investment	—	(1,072)	—	(739)
Net income/(loss)	€15,205	€(8,641)	€10,704	€(245,378)

Earnings per share available to common stockholders:
Basic	€0.04	€(0.02)	€0.03	€(0.69)
Diluted	0.04	(0.02)	0.03	(0.69)
Shares used in computing earnings per share:
Basic	358,544	353,897	357,525	353,338
Diluted	367,651	353,897	367,240	353,338

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
(1) Includes share-based compensation as follows:
Cost of revenue	€68	€53	€257	€243
Selling and marketing	320	261	1,104	1,169
Technology and content	1,033	723	3,897	3,808
General and administrative	2,797	2,660	12,003	9,859

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€16	€47	€98	€188
Amortization of internal use software and website development costs included in technology and content	1,087	1,007	4,566	3,926
Amortization of internal use software costs included in general and administrative	67	84	313	491
Amortization of acquired technology included in amortization of intangible assets	34	0	136	84

(3) Includes related party expense as follows:
Cost of revenue	€0	€—	€0	€(32)
Selling and marketing	10	7	111	133
Technology and content	8	(7)	48	97
General and administrative	0	—	0	31

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Operating activities:
Net income/(loss)	€15,205	€(8,641)	€10,704	€(245,378)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,847	2,200	8,213	10,479
Amortization of intangible assets	34	—	136	373
Goodwill impairment loss	—	—	—	207,618
Impairment of long-lived assets including internal-use software and website development	—	—	—	549
Share-based compensation	4,218	3,697	17,261	15,079
Deferred income taxes	6,768	(1,334)	8,856	(8,248)
Foreign exchange loss/(gain)	(525)	672	(1,554)	795
Expected credit (gains)/losses, net	76	(1,180)	255	656
Loss on disposal of fixed assets	95	41	317	185
Gain from settlement of asset retirement obligation	—	—	(5)	(137)
(Gain)/loss from lease termination and modification, net	—	(123)	(1,307)	(179)
Loss from equity method investment	—	1,072	—	739
Gain on sale of assets held for sale	—	(393)	—	(393)
Changes in operating assets and liabilities:
Accounts receivable, including related party	35,842	12,508	(25,754)	53,732
Prepaid expenses and other assets	246	830	(2,510)	(773)
Accounts payable	(5,948)	(609)	6,897	(26,620)
Payroll liabilities	20	16	297	(891)
Accrued expenses and other liabilities	286	(287)	2,738	2,594
Deferred revenue	412	(792)	(576)	(2,550)
Taxes payable/receivable, net	3,460	17	8,568	242
Net cash provided by/(used in) operating activities	€62,036	€7,694	€32,536	€7,872

Investing activities:
Purchase of investments	—	—	(1,351)	(8,850)
Proceeds from sales of investments	—	—	19,338	—
Proceeds from sale of business (net of cash sold)	—	264	—	556
Prepayment of pending business acquisition		(3,038)		(3,038)
Business acquisition, net of cash acquired	—	—	(4,302)	—
Capital expenditures, including internal-use software and website development	(880)	(872)	(3,781)	(5,501)
Proceeds from sale of fixed assets	4	20	114	644
Net cash provided by/(used in) investing activities	€(876)	€(3,626)	€10,018	€(16,189)

Financing activities:
Proceeds from exercise of option awards	19	28	1,270	87
Repayment of other non-current liabilities	(43)	(65)	(217)	(267)
Net cash provided by/(used in) financing activities	€(24)	€(37)	€1,053	€(180)

Effect of exchange rate changes on cash	803	(743)	2,341	(1,275)
Net increase/(decrease) in cash, cash equivalents and restricted cash	€61,939	€3,288	€45,948	€(9,772)
Cash, cash equivalents and restricted cash at beginning of the period	194,780	207,483	210,771	220,543
Cash, cash equivalents and restricted cash at end of the period	€256,719	€210,771	€256,719	€210,771

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020

Supplemental cash flow information:
Cash paid for interest	€81	€67	€383	€217
Cash paid for taxes, net of (refunds)	332	253	(4,848)	(484)
Non-cash investing and financing activities:
Fixed assets-related payable	€3	€5	€3	€5

Earnings Per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Numerator (€ thousands)
Net income/(loss)	€15,205	€(8,641)	€10,704	€(245,378)

Denominator (in thousands)
Weighted average number of common shares:
Basic	358,544	353,897	357,525	353,338
Diluted	367,651	353,897	367,240	353,338

Net income/(loss) per share:
Basic(1)	€0.04	€(0.02)	€0.03	€(0.69)
Diluted(2)	€0.04	€(0.02)	€0.03	€(0.69)
(1) Basic net income/(loss) per common share is computed by dividing (A) net income/(loss) by (B) basic weighted average common shares outstanding.
(2) Diluted net income/(loss) per common share is computed by dividing (A) net income/(loss) (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income/(loss) per common share for the periods ended December 31, 2020 do not include the effects of the exercise of then-outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

The split between Class A and Class B shares of trivago N.V. as of December 31, 2021 is as follows:

	Class A shares	Class B shares	Total
Number of shares	96,704,815	261,962,688	358,667,503
Shares in %	27%	73%	100%

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
ROAS by segment
Americas	209.6%	262.7%	148.9%	156.8%
Developed Europe	183.5%	253.3%	153.0%	169.3%
Rest of World	217.7%	264.4%	202.9%	143.2%
Consolidated ROAS	198.6%	260.5%	156.3%	158.9%

Qualified Referrals by segment (in millions)
Americas	20.4	15.7	82.6	70.5
Developed Europe	23.3	9.7	119.6	90.9
Rest of World	18.6	15.3	80.0	79.2
Consolidated Qualified Referrals	62.4	40.6	282.2	240.6

RPQR by segment
Americas	€1.77	€0.83	€1.70	€1.27
Developed Europe	1.53	0.85	1.37	1.13
Rest of World	0.64	0.54	0.57	0.58
Consolidated RPQR	€1.34	€0.73	€1.24	€0.99

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing; sponsorship and endorsement.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring.

From time to time going forward, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges and significant legal settlements) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Net income/(loss)	€15.2	€(8.6)	€10.7	€(245.4)
Loss from equity method investment	—	(1.1)	—	(0.7)
Income/(loss) before equity method investment	€15.2	€(7.6)	€10.7	€(244.6)
Expense/(benefit) for income taxes	10.5	(1.1)	12.6	(8.5)
Income/(loss) before income taxes	€25.7	€(8.7)	€23.3	€(253.1)
Add/(less):
Interest expense	0.1	0.1	0.4	0.3
Other, net	(12.6)	(0.8)	(13.6)	0.2
Operating income/(loss)	€13.2	€(9.3)	€10.1	€(252.7)
Depreciation of property and equipment and amortization of intangible assets	1.9	2.2	8.3	10.9
Impairment of, and gains and losses on disposals of, property and equipment	0.3	0.0	0.3	0.6
Impairment of intangible assets and goodwill	—	—	—	207.6
Share-based compensation	4.2	3.7	17.3	15.1
Certain other items, including restructuring	—	0.0	(1.3)	6.2
Adjusted EBITDA	€19.6	€(3.4)	€34.6	€(12.3)
Note: Some figures may not add due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability and the speed and extent of the recovery across the broader travel industry;
•any additional impairment of goodwill;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally.

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.